Results of Operations for 3 months ending September 30, 2003 - USA

Overview

The quarterly results for 2003 had revenue growth 20.9 % ahead of the same quarter in 2002 and a September 2003 year-to-date sales growth up 29.7 % over the same period in 2002. Historically the third quarter ending September 30 is a low productivity quarter due to the summer months.

During this last quarter Stellar incurred increased expenses related to infrastructure changes put in place to service the demands of in-licensing and out-licensing agreements. These will not have any offsetting revenues until later in the 4th quarter of 2003 and the 1st quarter of 2004. On the positive side we expect the revenues from these agreements to have very favorable impact in the near term performance of the Company.

During this past quarter we were please to have received our ISO 9001, 13485 registration, which will be a required standard for all medical device companies in Canada. This again is an example of required investments in infrastructure that improves the viability and productivity of the company.

Results

For the 3 month period ending September 30, 2003, total revenue increased by 20.9 % to $ 226.5 thousand, compared to $ 187.4 thousand for the same period in 2002. Sales for the 9 month period ending September 30, 2003 were $ 807.7 thousand up 29.7 % over the same period in 2002. Considering the negative affect of the SARS outbreak earlier in the year, our growth is starting to rebound nicely.

Gross Profit for the quarter ending September 30, 2003 was up 29.7% and for the 9 month period ending September 30, 2003 increased by 37.5% over the same periods for 2002. Operating loss for the 3 month period ending September 30, 2003 was $ 256.1 thousand compared to a net loss in the same period for 2002 of $ 232.3 thousand, up 10.2 % due to product development costs of $ 30.6 thousand. For the 9 month period ended September 30, 2003 operating loss was down 9.6 % to $ 502.9 compared to a loss of $ 556.1 thousand for the same period ending September 30, 2002. These losses have been impacted heavily this year by non cash expenses attributed to share management of $ 177.5 and one time costs of $ 46. 0 thousand related to business development. We have also continued to invest in manufacturing improvements that will improve efficiencies and allow us to meet future requirements.

Cost of Sales

For the 3 month period ending September 30, 2003 cost of sales amounted to 18.9 % of product sales and 18.3 % for the 9 month period ending September 30, 2003. This represents a 4.6 % improvement over the same periods in 2002 as we continue to improve our operation efficiencies.

Research and Development

The company continues to invest in research necessary to expand its products into international markets. However, clinical trial investment in certain key markets will remain on hold until such time as out-licensing discussions can be finalized. The company's focus on product development will continue to be two fold, in-licensing and out-licensing for immediate impact on revenue stream and in-house product development for future growth stability.

Selling, general and administrative expenses

Selling, General and Administrative expenses remain high as we bear the increased costs put in place to launch new products without off setting revenues. We have also added infrastructure, which is necessary to meet future growth.

We continue to make solid progress on our core objectives and remain convinced that our strategies will grow our business to profitable levels in the very near term. Stellar is quite confident that it can continue to fund its ongoing operations from the sale of its shares, sale of its products and milestone and royalty payment from out-licensing agreements.